Quesadilla Gorilla, Inc.

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Delivery Income	7,748.49
Food	1,609,275.21
Refunds	-325.00
Uncategorized Income	0.01
Total Income	**$1,616,698.71**
Cost of Goods Sold	
Beer Cost	3,673.05
Cash Over/Short	162.70
Equipment Rental	11,077.43
Food Costs	412,299.23
Payroll	611,796.86
Tips Payout	73,994.58
Total Payroll	**685,791.44**
Restaurant Supplies	72,448.92
Total Cost of Goods Sold	**$1,185,452.77**
GROSS PROFIT	**$431,245.94**
Expenses	
Advertising	14,735.73
Bank Charges	964.86
Donations	4,575.00
Electric	31,727.53
Employee Appreciation	1,648.11
Employee Meals	60.58
Food Truck Gas	16,494.93
Food Truck Permits	20,472.42
Food Truck Propane	5,939.29
Gas	833.61
Grubhub Fees	6,834.53
Insurance	25,918.99
Interest Expense	18,849.18
Legal & Professional Fees	26,806.90
Licenses & Permits	14,001.85
Marketing and promotions	18,886.02
Meals and Entertainment	1,255.43
Merch/Deisgn	6,591.12
Merchant Service Fees	59,327.41
Mileage Reimbursements	945.69
napa rent	8,079.50
napa wifi	191.09

Quesadilla Gorilla, Inc.

PROFIT AND LOSS
January - December 2019

	TOTAL
Office Supplies	27,402.48
Merch Shipping Fees	67.97
Total Office Supplies	**27,470.45**
Office/General Administrative Expenses	42.64
Other Business Expenses	1,000.00
Payroll Service	5,717.73
Payroll Taxes	67,950.30
Penalties	4,384.46
Phone (deleted)	412.87
Phone/Wifi (deleted)	8,425.83
Pick Up/Prius Gas	782.02
Rent or Lease	33,634.31
Repair & Maintenance	24,112.50
Square Fees	38,005.46
Storage	665.00
Supplies	22,459.94
Taxes	800.00
Travel	1,873.07
Truck Fees	0.00
Unapplied Cash Bill Payment Expense	-31.06
Water	2,457.25
Work Attire	394.26
Workers Comp	9,055.83
Total Expenses	**$534,752.63**
NET OPERATING INCOME	**$ -103,506.69**
Other Income	
Interest Earned	4.95
Other Income	2,808.07
Tips Received	73,994.58
Total Other Income	**$76,807.60**
Other Expenses	
Amortization Expense	945.00
Depreciation Expense	25,740.00
Marketing-white truck	0.00
Total Other Expenses	**$26,685.00**
NET OTHER INCOME	**$50,122.60**
NET INCOME	**$ -53,384.09**